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Women-owned
Saltwater Bakeshop

Bakery

5901 Geary Blvd
San Francisco, CA 94121
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
Saltwater Bakeshop is seeking investment to contribute to construction on our retail space.
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Meet Saltwater Bakeshop

Saltwater Bakeshop was opened in 2018 by Chef Brittany Dunn-Holden with the goal of developing a menu that is deeply influenced by the classics while also incorporating unique and thoughtful flavor combinations.
 Working out of a commissary kitchen in San Mateo, what began as a one woman show has grown into a small but dedicated team of bakers that produces a variety of naturally leavened breads and perfectly flaky croissants on a weekly basis at several farmer's markets in San Francisco. We prioritize high quality, organic ingredients often sourced from those same markets.

At Saltwater Bakeshop, we are very proud of our loyal customer base and we love to see many of the same folks every week for their favorite loaf of bread or sweet treat. We believe that you must not only have passion, but also a love for what you do and the people you do it for. With just one taste you'll know that we live by those words.

We are about to begin construction on a beautiful brick and mortar location at 5901 Geary Blvd. that will allow us to solidify our presence and give our loyal customers a place to gather. We hope you'll join us in this next chapter!

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OUR MISSION AND VALUES

We believe in being part of our community and Baking a Difference! Each quarter we will be featuring a specialty item on our menu with 100% of the proceeds being donated to a Bay Area charity or nonprofit.

This quarter, indulge in the exquisite flavor of our Chai Spiced Croissant Twist, adorned with a luscious black tea icing and caramel pearls. Join us in savoring the goodness and making a positive impact, one delicious bite at a time.
We only use the best ingredients...
Point 3....
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OUR MENU

We currently offer freshly baked pastries and breads, specializing in croissants and sourdough. You can find us at farmers markets and cafes across the Bay Area. Our brick and mortar cafe will allow us to expand our offerings, including

Regular menu of pastries, cookies, and breads
Coffee program
Seating
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LOCATION

Our wonderful brick and mortar establishment located at 5901 Geary Blvd, San Francisco. Nestled in the vibrant Richmond neighborhood.

Prime corner location to attract a large number of customers
2,100 sqft
Loyal customer based through our farmers market in the neighborhood
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THE TEAM
Brittany Dunn-Holden
Founder

Saltwater Bakeshop was opened in 2018 by Chef Brittany Dunn-Holden with the goal of developing a menu that is deeply influenced by the classics while also incorporating unique and thoughtful flavor combinations.

Working out of a commissary kitchen in San Mateo, what began as a one woman show has grown into a small but dedicated team of bakers that produces a variety of naturally leavened breads and perfectly flaky croissants on a weekly basis at several farmer's markets in San Francisco. We prioritize high quality, organic ingredients often sourced from those same markets.

At Saltwater Bakeshop, we are very proud of our loyal customer base and we love to see many of the same folks every week for their favorite loaf of bread or sweet treat. We believe that you must not only have passion, but also a love for what you do and the people you do it for. With just one taste you'll know that we live by those words.

This is a preview. It will become public when you start accepting investment.
PRESS
This All-Star San Francisco Baker Is Opening Her First Permanent Shop in the Richmond District

Saltwater Bakeshop opened in 2018 after owner Brittany Dunn-Holden cut her teeth in SoCal and with uber-popular Mr. Holmes Bakehouse

This sourdough bakery is a farmers' market hit. Now it's opening a permanent S.F. location

When Brittany Dunn-Holden, the chef-owner of Saltwater Bakeshop, first brought her baked goods to the Clement Street Farmers Market, the initial support from neighbors in the Richmond District made her feel like this was the place for her business to grow into. Now, five years later, Saltwater Bakeshop will be making the neighborhood its permanent home when it opens at 5901 Geary Blvd. later this year. There, about a mile away from her first market, Dunn-Holden will continue to offer her popular mochi muffins filled with seasonal jams, loaves of tangy sourdough bread and flaky croissants.

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2,000 sq. ft.
Floor Space
2,500 people
Social Media Followers
$18
Average Ticket Size
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Q&A

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Buil-Out $93,250

Mainvest Compensation $6,750

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,320,000 $1,795,200 $2,369,664 $2,962,080 $3,584,117

Cost of Goods Sold $250,000 $340,000 $448,800 $561,000 $678,810

Gross Profit $1,070,000 $1,455,200 $1,920,864 $2,401,080 $2,905,307

EXPENSES

Rent $90,000 $60,300 $60,300 $60,300 $60,300

Utilities $24,000 $24,600 $25,215 $25,845 $26,491

Salaries $650,000 $884,000 $1,166,880 $1,458,600 $1,764,906

Insurance $24,000 $24,600 $25,215 $25,845 $26,491

Equipment Lease $16,300 $16,300 $16,300 $16,300 $16,300

Repairs & Maintenance $2,000 $2,050 $2,101 $2,153 $2,206

Legal & Professional Fees $7,200 $7,380 $7,564 $7,753 $7,946

$0 $0 $0 $0 $0

Operating Profit $256,500 $435,970 $617,289 $804,284 $1,000,667

This information is provided by Saltwater Bakeshop. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends March 22nd, 2024

Summary of Terms

Legal Business Name Saltwater Bakeshop

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 1%-1.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Saltwater Bakeshop's fundraising. However, Saltwater Bakeshop may require additional funds from alternate sources at a later date.

Historical milestones

Saltwater Bakeshop has been operating since September, 2018 and has since achieved the following milestones:

Opened location in San Mateo, CA.

Achieved revenue of $125,300 in 2019, which then grew to $680,100 in 2023.

Had Cost of Goods Sold (COGS) of $34,900, which represented gross profit margin of 27.8% in 2019. COGS were then $85,000 in 2023, which implied gross profit margin of [Y%].

Achieved profit of $90,500 in 2019, which then grew to $595,800 in 2023.

Historical financial performance is not necessarily predictive of future performance.

No operating history

Saltwater Bakeshop was established in September 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other challenges

Saltwater Bakeshop has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Weather based sales

Covid-19

Seasonal markets

Other outstanding debt or equity

As of January 2024, Saltwater Bakeshop has debt of $360,000 outstanding and a cash balance of $260,000 This debt is sourced primarily from the SBA and will be senior to any investment raised on Mainvest. In addition to the Saltwater Bakeshop's outstanding debt and the debt raised on Mainvest, Saltwater Bakeshop may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Saltwater Bakeshop to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Saltwater Bakeshop operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Saltwater Bakeshop competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Saltwater Bakeshop's core business or the inability to compete successfully against the with other competitors could negatively affect Saltwater Bakeshop's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Saltwater Bakeshop's management or vote on and/or influence any managerial decisions regarding Saltwater Bakeshop. Furthermore, if the founders or other key personnel of Saltwater Bakeshop were to leave Saltwater Bakeshop or become unable to work, Saltwater Bakeshop (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Saltwater

Bakeshop and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Saltwater Bakeshop is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Saltwater Bakeshop might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Saltwater Bakeshop is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Saltwater Bakeshop

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Saltwater Bakeshop's financial performance or ability to continue to operate. In the event Saltwater Bakeshop ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Saltwater Bakeshop nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Saltwater Bakeshop will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Saltwater Bakeshop is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Saltwater Bakeshop will carry some insurance, Saltwater Bakeshop may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Saltwater Bakeshop could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Saltwater Bakeshop's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Saltwater Bakeshop's management will coincide: you both want Saltwater Bakeshop to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Saltwater Bakeshop to act conservative to make sure they are best equipped to repay the Note obligations, while Saltwater Bakeshop might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Saltwater Bakeshop needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Saltwater Bakeshop or management), which is responsible for monitoring Saltwater Bakeshop's compliance with the law. Saltwater Bakeshop will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Saltwater Bakeshop is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Saltwater Bakeshop fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Saltwater Bakeshop, and the revenue of Saltwater Bakeshop can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Saltwater Bakeshop to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Saltwater Bakeshop. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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